Exhibit (a)(5)(F)

EGT Nevada Announces Extension of and Amendments to Tender Offer for Shares of Entertainment Gaming

NEW YORK, May 26, 2017 (GLOBE NEWSWIRE) – EGT Nevada Holding Inc. (“EGT Nevada”) announced today that it and Melco International Development Limited (“Melco International”) have extended the offering period of the previously announced tender offer (the “Offer”) for all of the issued and outstanding shares of common stock (the “Shares”) of Entertainment Gaming Asia Inc. (“Entertainment Gaming”) (NASDAQ: EGT) that are not currently owned by Melco International and its affiliates for a period of five (5) business days. In addition, EGT Nevada and Melco International have amended the Offer as set forth in the filings made today with the Securities and Exchange Commission. The Offer was scheduled to expire at 5:00 p.m., New York City time, on June 6, 2017. The expiration date of the Offer is extended to 5:00 p.m., New York City time, on June 13, 2017, unless further extended.

The depositary for the Offer has advised that, as of 5:00 p.m., New York City time, on May 25, 2017, approximately 830,721 Shares had been tendered and not withdrawn.

Information About Forward-Looking Statements

This document contains certain forward-looking statements, including statements that involve risks and uncertainties concerning the proposed acquisition of Shares of Entertainment Gaming, anticipated customer benefits and general business outlook. When used in this document, the words “anticipates”, “can”, “will”, “look forward to”, “expected” and similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements. Any such statement may be influenced by a variety of factors, many of which are beyond the control of EGT Nevada, that could cause actual outcomes and results to be materially different from those projected, described, expressed or implied in this document due to a number of risks and uncertainties. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of EGT Nevada or Entertainment Gaming. You are cautioned to not place undue reliance on forward-looking statements, which speak only as of the date of this document. Neither EGT Nevada nor any other person is under any duty to update any of the information in this document.

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication is for informational purposes only. The Offer is not being made to, nor will tenders be accepted from, or on behalf of, holders of shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not comply with the laws of that jurisdiction. The Offer is being made pursuant to a combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO, as amended (including the Offer to Purchase, a related Letter of Transmittal and other offer materials) filed by EGT Nevada and Melco International with the SEC.

The Offer does not involve nor relate to Melco Resorts & Entertainment Limited, Melco International’s major gaming subsidiary.

Media Enquiries
Maggie Ma	Tel: (852) 3151 3767	Email: maggiema@melco-group.com
Fax: (852) 3162 8375

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